[redacted]

13014337

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-1369

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square
(No. and street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ettinger (617) 760-1632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY - 1 2013
05 REGISTRATIONS BRANCH

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 5/1/13

OATH OR AFFIRMATION

I, Robert Ettinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Putnam Retail Management, LP, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Debra A. Ward

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Filed Separately)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF MASSACHUSETTS

Suffolk, County, S.S. Feb, 2013

On this 15th day of February, 2013 before me, the undersigned notary public, personally appeared Robert Ettinger, proved to me through satisfactory evidence of identification, which were Drivers Lic. (I.D.) to be the person(s) whose name(s) is/are signed on the preceding or attached document, and acknowledged to me that he/she/they signed it voluntarily for its stated purpose, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his/her/their knowledge and belief in my presence.

Debra A. Ward, Notary Public

My Commission Expires 4/30/15

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
(SEC I.D. No. 8-1306878)

Statement of Financial Condition
as of December 31, 2012
and Independent Auditors' Report
and Supplemental Report on Internal Control

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of Putnam Retail Management Limited Partnership:
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Putnam Retail Management Limited Partnership (the "Partnership") (an indirect, wholly-owned subsidiary of Putnam Investments, LLC) as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Putnam Retail Management Limited Partnership as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2013

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	86,265,614
Accounts receivable from mutual funds for distribution plans		29,900,485
Accounts receivable from sales of mutual fund shares		12,356,761
Prepaid expenses and other assets		4,446,059
TOTAL ASSETS	$	132,968,919
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Dealer commissions payable	$	32,436,000
Accounts payable and accrued expenses		23,691,902
Commissions payable for distribution plans		19,569,205
Accrued compensation and employee benefits		1,485,810
Total liabilities		77,182,917
Commitments and contingencies (Note 7)		-
Partners' Capital		55,786,002
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	132,968,919

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION

Putnam Retail Management Limited Partnership (the "Partnership") is a 99% owned subsidiary of Putnam U.S. Holdings I, LLC ("Holdings"), which is a wholly indirectly-owned subsidiary of Putnam Investments, LLC (the "Parent" or "Putnam") and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Holdings. The Parent is a majority indirectly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco").

The Partnership's primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), principally within the United States of America. The Partnership's revenue is largely dependent on the total value and composition of assets under management by Putnam Investment Management, LLC ("PIM"), an affiliate of the Partnership, which includes domestic and international equity and debt portfolios. Accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

The Partnership acts as an introducing broker on a fully disclosed basis. All accounts are carried by, and all trades are cleared through, National Financial Services, LLC ("NFS"). The agreement between the Partnership and NFS provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership monitors its customer activity by reviewing information it receives from NFS on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

The Partnership and its Parent have significant interdependencies, as described in Note 6. The accompanying financial statement has been prepared from the separate records maintained by the Partnership and may not be indicative of the conditions that would have existed if the Partnership had been operated as an unaffiliated company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions regarding the potential outcome of litigation and other matters that effected the reported amounts in the financial statements and related disclosures. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, time deposits and investments in money market funds, which are readily convertible into cash. A portion of the total investments in money market funds includes a fund that is sponsored by PIM.

Investments in money market funds of $42,437,285 are measured at fair value on the Statement of Financial Condition based on the quoted net asset value and are redeemable daily.

Fair Value Measurement

The Partnership's financial assets and liabilities recorded at fair value have been categorized based upon the following fair value hierarchy description:

Financial assets and liabilities categorized as Level 1 utilize observable, quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access. They include actively exchange-traded debt and equity securities and publicly-traded mutual funds with quoted market prices.

There were no financial assets and liabilities categorized as Level 2 or 3 and no reclassifications between levels during the year.

Dealer Commissions Payable

These costs include the commissions paid by the Partnership to the selling broker at the time of the sale of certain other back-end load share classes of mutual funds.

Commissions Payable for Distribution Plans

Trail commissions are paid when due.

Income Taxes

The Partnership is taxed as a corporation for federal and state tax purposes as a member of the consolidated group. The Partnership participates in a tax sharing agreement with a U.S. affiliate of Lifeco, with which it files consolidated federal and certain combined state income tax returns, which also include the Parent. It accounts for income taxes under the modified separate return method. Accordingly, the Partnership's net operating losses (excluding certain state losses) are characterized as realizable because the benefits of net operating losses are recognized in the Parent's consolidated financial statements.

Under the tax sharing agreement, the Partnership shall pay to or receive from the Parent an amount equal to the total provision for income taxes that the Company discloses on its financial statements via an intercompany transaction with the Parent. The U.S. affiliate assumes ultimate responsibility for the payment of all taxes in accordance with federal, state and local laws with respect to consolidated and/or combined returns. As a result of this tax sharing agreement, the Partnership had no current or deferred tax liabilities or assets recorded on its Statement of Financial Condition at December 31, 2012, rather such amounts are offset with other intercompany balances with the Parent. The income tax balances reflected within the intercompany accounts are periodically settled via a contribution from or a distribution to the Parent.

As of December 31, 2012, the Partnership does not have any accrued interest and penalties. Each of the Partnership's tax returns filed in the five-year period ended December 31, 2012 remain subject to examination by U.S. federal, state, local or non-U.S. tax authorities.

(3) RISK MANAGEMENT

The Company has policies relating to the identification, measurement, monitoring, mitigating, and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). Certain risks have been outlined below.

The Company has established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors of the Parent reviews and approves all capital transactions undertaken by management.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The Partnership monitors its credit risk management policies continuously to evaluate their effectiveness. The maximum credit exposure is the carrying value of the assets on the Statement of Financial Condition.

(b) Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Partnership closely manages operating liquidity through cash flow matching of assets and liabilities.
- The Partnership has the financial support of its Parent, which maintains a $500,000,000 revolving credit agreement with a consortium of banks.
- The Partnership does not have a significant amount of financial assets that are past due.
- The Partnership anticipates that its financial liabilities will mature within the next fiscal year.

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors which include two types: interest rate (including related inflation) risk and equity risk.

(i) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The Partnership's primary exposures to interest rate risk arise from revenue earned on the distribution of funds sponsored by the Parent.

(ii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Partnership's primary exposure to equity risk arises from revenue earned by the Partnership that is dependent on the equity and debt portfolios of Putnam Investment Management, LLC ("PIM") sponsored funds.

(4) NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Partnership is subject to the U.S. Securities and Exchange Commission's ("SEC") and the Financial Industry Regulatory Authority's ("FINRA") regulations and operating guidelines, including Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the Partnership to maintain a minimum amount of Net Capital, as defined by SEC Rule 15c3-1, equal to the greater of $25,000 or 6-2/3% of Aggregate Indebtedness, as defined by SEC Rule 15c3-1. In addition, the

Partnership is required to maintain a Ratio of Aggregate Indebtedness, as defined by SEC Rule 15c3-1, not to exceed 15 to 1.

The Partnership's net capital, as computed pursuant to Rule 15c3-1, was $40,141,168 at December 31, 2012, which was greater than the required net capital of $5,145,530 by $34,995,638. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 1.92 to 1.

(5) EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Exchange Act, under the provision of subparagraph (k)(2)(ii) thereof, as its transactions are cleared through another broker/dealer on a fully-disclosed basis. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker/dealer are promptly delivered. The Partnership does not otherwise hold funds or securities for, or owe money or securities to, customers.

(6) TRANSACTIONS WITH PARENT

Intercompany balances with Parent

The Partnership instructs its customers to remit cash directly to the Parent and instructs the Parent to disburse cash on its behalf. The Parent also allocates certain expenses to the Partnership. Accounts receivable from/payable to Parent represents the net of intercompany transactions between the Partnership and the Parent due to (i) the above mentioned receipt and payment of cash by the Parent on its behalf; (ii) the recording of expense; and (iii) the previously described tax sharing arrangement. As of December 31, 2012, the Partnership had a net intercompany payable balance. The Partnership has an agreement with the Parent where if the Partnership has a net intercompany payable balance, the Parent will forgive the debt. This forgiveness of debt resulted in an increase to Partners Capital of $21,679,965 for the year ended December 31, 2012.

Capital Contributions from the Parent

During 2012, the Parent contributed $63,000,000 of capital in the form of cash and cash equivalents and $21,679,965 of capital in the form of forgiveness of debt, to the Partnership. The Partnership anticipates a continued cash flow shortfall. The Parent is committed to the continued funding of the Partnership's operations through fiscal 2013.

(7) COMMITMENTS AND CONTINGENCIES

From time to time, the Partnership is subject to legal actions, including class actions, arising in the normal course of business. The Partnership also receives inquiries, including requests for documents and information, in the course of its business from various state and federal regulators inquiring about certain of the Partnership's policies and procedures. Each of these matters is handled in the ordinary course of business. The Partnership fully responds to these requests and fully cooperates with all regulatory inquiries.

(8) SUBSEQUENT EVENTS

The Partnership evaluated subsequent events and transactions occurring after December 31, 2012 through February 15, 2013, the date this financial statement was issued. The Partnership is not aware of any subsequent events which would require recognition or disclosure in the financial statement.

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2012

CAPITAL:	
Partners' Capital	$ 55,786,002
DEDUCTIONS:	
Nonallowable assets:	
Unsecured receivables	110,355
Property and equipment - net	9,900
Prepaid expenses and other assets	4,325,803
Accounts receivable from mutual funds for distribution plans (net of commissions payable for distribution plans)	10,331,280
Total nonallowable assets	14,777,338
OTHER DEDUCTIONS	867,496
NET CAPITAL	$ 40,141,168
AGGREGATE INDEBTEDNESS:	
Dealer commissions payable	32,436,000
Accounts payable and accrued expenses	23,691,902
Commissions payable for distribution plans	19,569,205
Accrued compensation and employee benefits	1,485,810
TOTAL AGGREGATE INDEBTEDNESS	$ 77,182,917
MINIMUM NET CAPITAL REQUIREMENT OF BROKER OR DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $25,000)	$ 5,145,530
EXCESS NET CAPITAL	$ 34,995,638
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.92 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2012:

PROVISION FOR FEDERAL INCOME TAXES, AS REPORTED IN PARTNERSHIP'S (UNAUDITED) FOCUS REPORT	$ (10,810,242)
CHANGE TO FEDERAL TAX BENEFITS	133,537
PROVISION FOR FEDERAL INCOME TAXES, REVISED	$ (10,676,705)

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

February 15, 2013

Putnam Retail Management Limited Partnership
One Post Office Square
Boston, MA 02109

In planning and performing our audit of the financial statements of Putnam Retail Management Limited Partnership (the "Partnership") (an indirect, wholly-owned subsidiary of Putnam Investments, LLC) as of and for the year ended December 31, 2012 (on which we issued our report dated February 15, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to

prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP